            [ON GOLENBOCK EISEMAN ASSOR BELL & PESKOE LLP LETTERHEAD]




                                                                  April 13, 2005



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0405

Attn:    H. Roger Schwall
         Assistant Director
         Division of Corporation Finance

         Re: Registration Statement on Form S-4 (File No. 333-123614) of PAHC Holdings Corporation
               ---------------------------------------------------------

Dear Mr. Schwall:

     In connection with your comment letter dated April 11, 2005, concerning the above-referenced Registration Statement of PAHC Holdings Corporation (the "Company"), we are herewith filing through the EDGAR system, under the Securities Act of 1933, as amended, Amendment No. 1 to the Registration Statement (the "Registration Statement"). We are sending to the staff under separate cover in paper format three copies of the Registration Statement marked to indicate changes from the prior filing. All substantive changes reflected in the Registration Statement are in response to the Staff's letter of comment dated April 11, 2005.

     Set forth below are our responses to the comments raised by the Staff in its letter dated April 11, 2005. Each response relates to the Staff's comment of the same number.

The Exchange Offer
------------------

     1. We have complied with the Staff's comment. The Registration Statement has been revised to include the registration of the maximum number of payment-in-kind notes which may be subsequently issued in lieu of interest payments. Further, the disclosure that the issuance of the payment-in-kind notes is at the Company's sole discretion has been added on pages 1, 10, 32 and 109 of the prospectus.

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Securities and Exchange Commission
April 13, 2005
Page 2

Index to Consolidated Financial Statements, page F-1
----------------------------------------------------

     2. We have complied with the Staff's comment. Disclosure has been added to clarify that the stock of the subsidiaries does not collateralize the new notes being offered in the exchange. On page F-1, the reference has been revised to disclose the reason for the inclusion of the financial statements. The reference to Note 10 to the Phibro Animal Health Corporation consolidated financial statements has been revised to refer to the Company's June 30, 2004 consolidated financial statements.

     The registration fee (the "Fee") for the notes is $6,521.29. The Company previously wired $3,413.30 of such Fee to the SEC's lock-box facility at Mellon Bank, Pittsburgh, Pennsylvania, in connection with its initial filing on March 28, 2005. The remaining $3,107.99 of the Fee is being wired by the Company concurrently herewith, to the SEC's lock-box facility.

     We also are transmitting an acceleration request to declare the Registration Statement effective 10:00 a.m. on Monday April 18, 2005, or as soon thereafter as practicable.

     Please contact me (212-907-7370) or Barry A. Cassell of this firm (212-907-7337) with any questions or comments relating to the Registration Statement.

                                                      Very truly yours,

                                                      /s/ Lawrence M. Bell

                                                      Lawrence M. Bell



cc: PAHC Holdings Corporation
    Barry A. Cassell, Esq.